Exhibit 99.2

TriSalus Corporate Twitter Post

Listen to Dr. Richard Carvajal, member of our scientific advisory board and investigator on the PERIO™-01 #clinicaltrial, discuss challenges of treating #livercancer, our investigational platform, and early findings from the PERIO™ trials below👇 https://youtu.be/zvgCMqUcZ-M

TriSalus Corporate LinkedIn Post

Listen to Dr. @Richard Carvajal, member of our scientific advisory board and investigator on the PERIO™-01 #clinicaltrial, discuss the challenges of treating #livercancer, what makes our investigational platform unique, and early findings from the ongoing PERIOTM clinical trials below 👇 https://youtu.be/zvgCMqUcZ-M